UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
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Date of Report: August 26, 2021

Commission file number 1- 33198
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ALTERA INFRASTRUCTURE L.P.
(Exact name of Registrant as specified in its Charter)
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Altera House, Unit 3, Prospect Park, Arnhall Business Park, Westhill, Aberdeenshire, AB32 6FJ, United Kingdom
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Item 1 — Information Contained in this Form 6-K Report

On August 26, 2021, Altera Infrastructure GP L.L.C. issued a press release announcing the expiration of the previously announced exchange offer of Altera Infrastructure Holdings L.L.C. A copy of the press release is attached to this Form 6-K report as Exhibit 1.1.

Exhibits.

Exhibit No.     Exhibit Title or Description
1.1            Press Release dated August 26, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTERA INFRASTRUCTURE L.P.

	By:	ALTERA INFRASTRUCTURE GP L.L.C., its general partner

Date: August 26, 2021	By:	/s/ Mark Mitchell
Mark Mitchell Company Secretary